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Baker & McKenzie LLP One Prudential Plaza, Suite 3500 130 East Randolph Drive Chicago, Illinois 60601, USA Tel: +1 312 861 8000 Fax: +1 312 861 2899 chicago.information@bakernet.com www.bakernet.com

June 2, 2009	Christopher M. Bartoli
Tel: +1 312 861 8676
christopher.m.bartoli@bakernet.com
VIA EDGAR AND HAND DELIVERY
Song P. Brandon, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Motorola, Inc. Schedule TO-I Filed May 14, 2009 File No. 5-16011
Dear Ms. Brandon:
On behalf of our client, Motorola, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated May 28, 2009 (the “Comment Letter”) containing the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Schedule TO-I, filed May 14, 2009 (the “Schedule TO”). For your convenience, we have included the Staff’s comments below and have numbered the Company’s responses accordingly. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to the Company’s Schedule TO, including Exhibits (a)(1)(A) and (a)(1)(O) thereto, which was transmitted to the Commission today and filed via the EDGAR system. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Exchange.
For your convenience, we are hand-delivering to your attention a copy of this letter, Amendment No. 2 and a marked copy of the Offer to Exchange.
Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
Comment No. 1
In your response letter, tell us how you distributed the Offer to Exchange to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this Offer to Exchange, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees.
Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?
Response to Comment No. 1
The Company has asked us to advise the Staff that the Offer to Exchange materials were delivered to substantially all of its employees by email. Eligible Employees received an email from the Company’s Co-CEOs the day it launched the tender offer (Exhibit (a)(1)(B) to the Company’s Schedule TO) alerting them that they would receive an email with instructions on how to log onto the Company’s secure, externally hosted website, motorolaoptionexchange.com. Thereafter, Eligible Employees received passwords to enter the website. All of the tender offer materials are located on the website.
The Company believes that distribution by email is appropriate because it is its normal means of communicating with its employees. In fact, email has been the exclusive communication vehicle used by Motorola to notify employees of equity award grants since 2002. Each equity grant recipient receives an email notifying them of their equity grant and directs them to a secure URL to obtain their award documents. Part of the quality check in this email notification process is ensuring that every equity grant recipient has an email account. Furthermore, email is used by the Company to communicate other significant communications such as business announcements and decisions, leadership changes, and compliance training notifications.
The Company’s web tool has a tracking function that allows it to monitor Eligible Employee login and participation statistics. The Company has sent reminder emails to Eligible Employees who had not logged in on each of the first 2 weeks of the Exchange Period. Additionally, regular email reminders will be sent to Eligible Employees who have not logged in.
To ensure that employees on leave of absence who may not have access to their Motorola email account received notification of the tender offer, the Company sent emails to the Motorola email accounts of all Eligible Employees on LOA with “read receipt” enabled. If the Company did not receive the read receipt verification, the Company attempted to telephone the employee at the phone number(s) of record within its Human Resources database. If the Company was unsuccessful in reaching the employee by phone after three attempts or if the number did not appear to be in service, the complete Offer to Exchange documents were mailed to the employee’s home address on file in the Company’s Human Resources database.
Once an employee enters the website, the employee has access to all of the offer materials. (Note that the website is externally hosted so that employees can access the website at home

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June 2, 2009

or at work.) The ‘Welcome’ page sets forth the steps to tendering including reviewing the ‘Facts’ page and the documents provided by links on the ‘Facts’ page. At the bottom of the ‘Welcome’ page, the employee clicks on the ‘Facts’ icon to go to the next page, which is the ‘Facts’ page. The web tool also contains tabs on the top of each page to permit the employee to go directly to any one of the major pages — Welcome, Facts, Model and Exchange. The website was designed in a manner in which, if the Eligible Employee were to sequentially click through each of the pages, she would first see and have access to the clearly-identified hyperlink to the Offer to Exchange before accessing the page containing the election form. In addition, prior to electing to exchange Eligible Options, each Eligible Employee must acknowledge the terms of election of the Program. One of the terms of election requires that the Eligible Employee acknowledge receipt of the Offer to Exchange. Employees can access the offer materials at any time during the process, including returning to the ‘Facts’ page anytime during the process. The Company believes that having a web tool that includes all of the information and documentation available related to the stock option exchange program at the same place the employee makes the election to tender options, ensures that employees have access to the offer materials.
Any employee who received paper copies of the offer materials also received the Offer to Exchange and the election form at the same time.
Comment No. 2
We note your disclosure on page (iii), where you state that “[w]e are not making an offer of Replacement Options in any jurisdiction in which participation in the Program by our employees is not permitted.” We also note your disclosure on page S-l that only employees located in the United States and the countries listed on Schedule C of this Offer to Exchange are eligible to participate in the exchange offer, assuming such employees fulfill certain conditions. These statements suggest that some employees in non-US jurisdiction[s] that might otherwise be eligible to participate in this Offer to Exchange are being excluded. In that regard, we also note your statement on page 48 under the section entitled “Miscellaneous” where you provide that “participation in the Program will not be offered to, nor will options be accepted from, employees residing in such jurisdictions” where you are unable to comply with that jurisdiction’s law or you otherwise determine that is impracticable or inadvisable to permit participation by employees living in those jurisdictions. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e- 4(f)(8).

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June 2, 2009

Response to Comment No. 2
In response to the Staff’s comment, the Company has asked us to advise the Staff that it believes exclusion of certain non-US employees is permissible under the Commission’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”) because all of the enumerated requirements of the Exemptive Order are met:
1.	the Company is eligible to use Form S-8, the options subject to the exchange offer were issued under an “employee benefit plan” as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

2.	the exchange offer is being conducted for compensatory purposes;

3.	the Company has disclosed in the Offer to Exchange the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

4.	except as exempted in the Exemptive Order, the Company complies with Rule 13e-4.
The Company’s goal is to provide its employees throughout the world with competitive compensation arrangements that are designed to reward, motivate and incentivize its employees. However, the Company’s compensation policies, programs and practices for its employees are not uniform across all jurisdictions. In some cases, the Company’s compensation policies, programs and practices vary due to local custom, local tax or regulatory requirements, differences in competitive compensation and benefit arrangements or the costs of administering certain compensation and benefit arrangements in a particular jurisdiction. As a result, the Company’s employees in a particular jurisdiction routinely have compensation packages with components that differ in form, type and amount from employees in other jurisdictions. Accordingly, the implementation of or changes in certain compensation arrangements for employees in a particular jurisdiction have not historically been implemented for employees in all other jurisdictions.
In considering and approving the Program, the Compensation and Leadership Committee (the “Compensation Committee”) of the Company’s Board of Directors believed that the Program would foster retention of the Company’s valuable employees and engage key employees in the future success of the Company. The Compensation Committee, in

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exercising its discretion and its business judgment in making decisions regarding compensation matters, decided to exclude certain non-US employees from the Program.1
Of the options held by non-US employees that were excluded from the Program, nearly all of such options had been granted to employees in jurisdictions where compliance with local tax, legal or regulatory requirements either prevented the Program from being conducted on its terms without significant delay or were unduly burdensome and would frustrate the Company’s compensation programs and policies with respect to those employees. The Compensation Committee believed that it was critical for the retention and motivation of its key employees to commence the Program as soon as possible, particularly at a time of repositioning and transition within the Company during which the Company faces significant competition for its key employees.
Additionally, in specific, limited other cases, the Compensation Committee decided to exclude certain other non-US employees from the Program because both (i) the Company’s operations in those jurisdictions are limited and are of less strategic importance, especially in light of the Company’s recent publicly-stated plans to reorganize its business and focus on simplifying its product platforms, reducing its cost structure and strengthening its position in priority markets, and (ii) the Compensation Committee did not believe that making the Program available to employees in those jurisdictions was necessary to further the Company’s compensation policies. In some cases, even though the Company’s operations in a particular non-US jurisdiction are limited, the Compensation Committee decided to include in the Program the employees in that jurisdiction because those employees are of strategic importance to the Company and the Compensation Committee believed that making the Program available to such employees was necessary or desirable to reward, motivate and incentivize those employees. However, in certain other non-US jurisdictions where the Company’s operations are limited, the Compensation Committee did not have the same retention concerns.
Accordingly, the Compensation Committee, in its discretion and business judgment, believed that its existing compensation policies and practices applicable to employees in the non-US jurisdictions that were excluded from the Program already provide appropriate incentives, and therefore, making the Program available to those employees was not necessary in furtherance of the Company’s compensation objectives.
The Company believes that the determination of the Compensation Committee to differentiate between employees located in certain non-US jurisdictions in the adoption and administration of the Company’s compensation and benefit programs is within the Compensation Committee’s discretion and authority. The Company further believes that the decision made by the Compensation Committee with respect to the exclusion of certain non-

[1]	In the non-US jurisdictions where Company employees were excluded from the Program, no employees located in that jurisdiction were entitled to participate in the Program.

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US employees from the Program is consistent with that discretion and authority. Additionally, the decision by the Compensation Committee to exclude certain non-US employees from the Program is consistent with other decisions that the Compensation Committee and the Company routinely have made in the past and continue to make that often result in the payment of different forms, types and amounts of compensation to its employees depending on their jurisdiction of employment. The decision to exclude certain non-US employees from the Program is also consistent with the Company’s current compensation policies and programs, particularly in light of the Company’s recent publicly-announced strategic focus and objectives. Moreover, the Company believes the exclusion of certain non-US employees from the Program is permissible under the Exemptive Order, which specifically provides that “Issuers conducting these exchange offers often want the ability to treat option holders differently in order to accomplish their compensation objectives... This exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices. The Division believes that these exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.”
Risks of Participating in the Program, page 1
Comment No. 3
We note your disclosure indicating that your offer document contains forward-looking statements “as that term is defined in the Private Securities Litigation Reform Act of 1995.” Please revise your document to clarify that forward-looking statements made in connection with this Offer to Exchange are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.
Response to Comment No. 3
In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Exhibit (a)(1)(A) to Amendment No. 2 to clarify that forward-looking statements made in connection with this Offer to Exchange are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.
Comment No. 4
Please revise the statement in this section that you “do not undertake any obligation to update publicly any forward-looking statements . . . .” This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

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June 2, 2009

Response to Comment No. 4
In response to the Staff’s comment, the Company has eliminated the requested statement in Exhibit (a)(1)(A) to Amendment No. 2.
Conditions of the Program, page 37
Comment No. 5
We note your disclosure in the last full paragraph of this section on page 39 where you state that you will “promptly notify impacted Eligible Employees whether we have waived such condition.” (Emphasis added). This statement may imply that if you waive a condition, such waiver would only apply to those “impacted” Eligible Employees. Please note that if you determine to waive an offer condition such waiver should apply to the entire exchange offer and not only to certain participants. In addition, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.
Response to Comment No. 5
The Company has asked us to advise the Staff that the Company hereby confirms its understanding that (i) if the Company determines to waive an offer condition, such waiver should apply to the entire exchange offer and not only to certain participants, and (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to option holders.
Withdrawal Rights and Change of Election, page 35
Comment No. 6
Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).
Response to Comment No. 6
In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Exhibit (a)(1)(A) to Amendment No. 2 to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).
*     *     *

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Included as Attachment A to this letter is a written statement from the Company acknowledging that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (312) 861-8676 if the Staff has any additional questions or comments.
Very Truly Yours,
/s/ Christopher M. Bartoli

cc:	Carol Forsyte, Esq., Motorola, Inc. Craig A. Roeder, Esq.

Song P. Brandon, Esq.	Page 8
June 2, 2009

ATTACHMENT A
          Motorola, Inc., a Delaware corporation (the “Company”), hereby acknowledges, through the undersigned authorized officer, that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company, through the undersigned, has signed this acknowledgment on this 2nd day of June, 2009.
MOTOROLA, INC.

By:	/s/ Greg A. Lee

Name:	Greg A. Lee
Title:	Senior Vice President, Human Resources

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